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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                  Statement of

             Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                           MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    577904204
                                 (CUSIP Number)

                                 Leonard Chazen
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 841-1096
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

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* The remainder of thus cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.   Names of Reporting Person I.R.S. Identification Nos. of Above Person
     (Entities Only)

     Paul R. Dupee, Jr.

2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                           (b) [X]

3.   SEC Use Only

4.   Source of Funds

     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization: United States citizen

7.   Number of Shares Beneficially Owned With Sole Voting Power 333,100

8.   Number of Shares Beneficially Owned With Shared Voting Power 0

9.   Number of Shares Beneficially Owned With Sole Dispositive Power 333,100

10.  Number of Shares Beneficially Owned With Shared Dispositive Power 0

11.  Aggregate Amount Beneficially Owned 333,100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares X

13.  Percent of Class Represented by Amount in Row (11) 1.89%

14.  Type of Reporting Person IN

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1.   Names of Reporting Person I.R.S. Identification Nos. of Above Person
     (Entities Only)

     George Bigelow

2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                           (b) [X]

3.   SEC Use Only

4.   Source of Funds

     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization: United States citizen

7.   Number of Shares Beneficially Owned With Sole Voting Power 1,000

8.   Number of Shares Beneficially Owned With Shared Voting Power 0

9.   Number of Shares Beneficially Owned With Sole Dispositive Power 1,000

10.  Number of Shares Beneficially Owned With Shared Dispositive Power 0

11.  Aggregate Amount Beneficially Owned 1,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11) .0056%

14.  Type of Reporting Person IN

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1.   Names of Reporting Person I.R.S. Identification Nos. of Above Person
     (Entities Only)

     Lawrence Sosnow

2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                           (b) [X]

3.   SEC Use Only

4.   Source of Funds

     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization: United States citizen

7.   Number of Shares Beneficially Owned With Sole Voting Power 9,000

8.   Number of Shares Beneficially Owned With Shared Voting Power 0

9.   Number of Shares Beneficially Owned With Sole Dispositive Power 9,000

10.  Number of Shares Beneficially Owned With Shared Dispositive Power 0

11.  Aggregate Amount Beneficially Owned 9,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11) .05%

14.  Type of Reporting Person IN

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ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, par value
$.01 per share, of Maxicare Health Plans, Inc., a Delaware corporation (the
"Company"), which has its principal executive offices at 1149 South Broadway
Street, Suite 910, Los Angeles, California 90015.

ITEM 2. IDENTITY AND BACKGROUND

Filing Parties:

        This Statement is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":

a. Paul R. Dupee, Jr. ("Mr. Dupee") is an individual whose business address is at 10 Wilton Row, London SW1X7NR, England. Mr. Dupee's present principal occupation is as a private investor; such employment is conducted through PCE Investments, whose principal business address is 10 Wilton Row, London
    SW1XNR, England.

    During the last five years, Mr. Dupee (a) has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) and (b) has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    Mr. Dupee is a citizen of the United States.

b.  George Bigelow is an individual whose business address is The Americana
    Group LLC, 535 Boylston Street, Boston, Massachusetts 02116. His principal present occupation is as President, Chief Operating Officer, Chief Financial
    Officer and Director of Americana Hotels and Realty Corporation, a publicly traded real estate investment trust whose principal business address is 535
    Boylston Street, Boston, Massachusetts 02116.

    During the last five years, Mr. Bigelow (a) has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) and (b) has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    Mr. Bigelow is a citizen of the United States.

c. Lawrence Sosnow is an individual whose business address is 850 Park Avenue, New York, New York 10021. His principal present occupation is as a private investor. He does not conduct that business through any entity.

    During the last five years, Mr. Sosnow (a) has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) and (b) has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order

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    enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    Mr. Sosnow is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Filing Parties used their personal funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Statement relates.

        The amount of funds used to date to acquire the Shares is approximately
$4,539,609.60.

ITEM 4. PURPOSE OF TRANSACTION

        The Filing Parties acquired their holdings of Common Stock because they believed that the Common Stock represented a favorable investment opportunity.
The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. The Filing
Parties have come to believe that the policies followed by the Board of Directors (the "Board") in recent years have failed to maximize shareholder value and that current management of the Company has failed to capitalize on, or consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the Company or its assets.

        Therefore, to seek to enhance shareholder value, Mr. Dupee has commenced a formal solicitation of consents in accordance with applicable proxy regulations (the "Consent Solicitation"). The Consent Solicitation seeks to enact certain proposals that would elect a majority of the Board who are committed, subject to their fiduciary duties, to pursuing strategic alternatives to enhance shareholder value, including a business combination or sale of the Company or its assets.

        The Filing Parties believe that the Company could increase shareholder value by engaging in a business combination with, or sale to, another Company in the managed health care business because Mr. Dupee believes that the memberships in the Company's HMOs are likely to be given a higher market value in such a transaction than is reflected in the current market price for the Company's stock. In addition, the Filing Parties believe that such a transaction would improve the utilization of the Company's net operating loss carryforward, which is presently providing little value to the Company because of the Company's low level of profitability.

        On April 8, 1998, Mr. Dupee filed a revised preliminary consent solicitation statement (the "Preliminary Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, and the applicable rules thereunder. The Preliminary Statement described Mr. Dupee's proposals, which would, among other things, add ten new directors to the Board, thereby increasing the authorized number of directors to seventeen and fill the resulting new directorships with the Soliciting Shareholder Nominees (defined below), who would constitute a majority of the Board. Mr. Dupee has also proposed repealing any bylaw amendments adopted by the Board since February 1, 1998.

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        Mr. Dupee has proposed for election ten people (the "Soliciting
Shareholder Nominees") to fill the newly-created directorships, including himself, George Bigelow and Lawrence Sosnow. Mr. Dupee, Mr. Bigelow and Mr.
Sosnow (the "Filing Party Nominees") are Filing Parties.

        Mr. Dupee and certain other Soliciting Shareholder Nominees (not including the other Filing Persons) will solicit individuals, brokers, banks, bank nominees and other institutional holders in connection with the Consent
Solicitation and will not receive any compensation for such solicitation.

        The Filing Party Nominees have no present intention to change the existing senior management of the Company and intend to appoint a committee to oversee the implementation of their plan to pursue strategic alternatives.

        Mr. Dupee, J.O. Hambro Capital Management Limited, North Atlantic
Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust
("Opportunity") have entered into an oral agreement under which the costs of the Consent Solicitation will be shared 40% by Mr. Dupee, 40% by NASCIT and 20% by
Opportunity. The Filing Parties intend to request, subject to their fiduciary duties, reimbursement of costs and expenses in connection with the Consent
Solicitation.

        The Filing Parties have not agreed, and are not contractually obligated, to vote the shares of Common Stock beneficially owned by such Filing Parties in any manner in connection with the Consent Solicitation or with respect to any other vote of the shareholders of the Company. The Filing Parties reserve the right to participate in or initiate, alone or with others, any plans, proposals or transactions of a similar or different nature with respect to the Company or its securities.

        The Filing Parties intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Filing Parties, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by the Filing Parties to one or more purchasers. The Filing Persons may revise the proposals or submit additional proposals for action by shareholders by written consent or for adoption by shareholders at any meeting of shareholders.

        Except as described in this Item 4, as of the date of this Statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may

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                                       -8-

impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) Set forth below is the aggregate number of shares and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties and (ii) to the knowledge of the Filing Parties, by each other person or entity that may be deemed to be a member of a group with the Filing Parties for the purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder:

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
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  FILING PARTY     AGGREGATE    NUMBER OF       NUMBER OF          NUMBER OF         APPROXIMATE
                   NUMBER OF     SHARES:         SHARES:        SHARES: SOLE OR      PERCENTAGE*
                    SHARES        SOLE         SHARED POWER     SHARED POWER TO
                                POWER TO         TO VOTE            DISPOSE
                                  VOTE
---------------------------------------------------------------------------------------------------
Paul R.             333,100      333,100            0               333,100             1.86%
Dupee, Jr.
---------------------------------------------------------------------------------------------------
George Bigelow       1,000        1,000             0                1,000             .0056%
---------------------------------------------------------------------------------------------------
Lawrence Sosnow      9,000        9,000             0                9,000              .05%
---------------------------------------------------------------------------------------------------
J O Hambro          559,050         0            559,050            559,050             3.1%
& Company(1)
---------------------------------------------------------------------------------------------------

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J O Hambro          559,050         0            559,050            559,050             3.1%
Asset
Management (1)
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J O Hambro          480,200         0            480,200            480,200             2.7%
Capital
Management
---------------------------------------------------------------------------------------------------

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J O Hambro           78,850         0             78,850             78,850             0.4%
Investment
Management (1)
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

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  FILING PARTY     AGGREGATE    NUMBER OF       NUMBER OF          NUMBER OF         APPROXIMATE
                   NUMBER OF     SHARES:         SHARES:        SHARES: SOLE OR      PERCENTAGE*
                    SHARES        SOLE         SHARED POWER     SHARED POWER TO
                                POWER TO         TO VOTE            DISPOSE
                                  VOTE
---------------- ------------- ------------ ----------------- ------------------- -----------------
Christopher         480,200         0            480,200           480,200                2.7%
H.B.
Mills
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GFS(1)              305,000         0            305,000           305,000                1.7%
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NASCIT              305,000         0            305,000           305,000                1.7%
---------------------------------------------------------------------------------------------------

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American             90,000         0             90,000            90,000                0.5%
Opportunity
Trust
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*Based on 17,925,381 shares of Common Stock, par value $.01 per share, outstanding as of March 25, 1998, as reported in the Company's Annual Report on
Form 10-K for the year ended December 31, 1997.

(1) Such entities may be deemed to beneficially own the shares set forth in the table next to names of persons other than the Filing Parties and to be part of a group pursuant to Rule 13d-3 under the Exchange Act, but such entities are not participants in the Consent Solicitation.

        (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties have effected no transactions in the Common Stock other than those set forth in the following table:


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  FILING PARTY             DATE          NO. OF SHARES        PRICE (US$)           BROKER
------------------------------------------------------------------------------------------------
Dupee                     2/17/98            4,600              $9.5300         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     2/18/98            5,500               9.6000         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     2/25/98            2,000              10.2562         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/2/98             4,000               9.7500         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/3/98             1,200               9.5000         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/5/98             8,800               9.7500         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/9/98             8,500               9.8750         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/12/98           10,300              10.7500         BCS Brokerage
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Sosnow                    3/13/98            7,000              10.9839         BCS Brokerage
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Dupee                     3/13/98            5,000              10.9375         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/13/98            5,000              10.9338         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/13/98            5,000              10.9325         BCS Brokerage
------------------------------------------------------------------------------------------------
Bigelow                   3/16/98            1,000              11.0625           Fidelity
------------------------------------------------------------------------------------------------
Sosnow                    3/19/98            2,000              11.7094         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/20/98           10,700              12.6210         BCS Brokerage
------------------------------------------------------------------------------------------------

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  FILING PARTY             DATE          NO. OF SHARES        PRICE (US$)          BROKER
------------------------------------------------------------------------------------------------

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Dupee                     3/26/98           20,600              11.7650         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/27/98           11,000              11.9375         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     3/27/98              900              12.000          BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     4/1/98            40,000              11.6250         BCS Brokerage
------------------------------------------------------------------------------------------------
Dupee                     4/2/98            15,000              11.6250         BCS Brokerage
------------------------------------------------------------------------------------------------


        All of the above transactions were effected in the open market.

        (d) Not applicable

        (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as set forth in Item 4, hereof, there are no agreements, understandings or relationships between any of the Filing Parties and any other person with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed herewith:

        (a) Joint Filing Agreement dated as of April 10, 1998, among Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow

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                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 1998

                                                   Paul R. Dupee, Jr.

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


                                                   George Bigelow:

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


                                                   Lawrence Sosnow:

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


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